UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rimini Street Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76674Q107

(CUSIP Number)

Robin Murray

c/o Adams Street Partners

One North Wacker Drive, Suite 2300

Chicago, Illinois 60606

(312) 553-7890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,280,574(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 23,280,574 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,280,574 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.7%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents (a) 4,371,271 shares held by Adams Street 2007 Direct Fund, L.P., 4,927,144 shares held by Adams Street 2008 Direct Fund, L.P., 4,316,925 shares held by Adams Street 2009 Direct Fund, L.P., 1,294,343 shares held by Adams Street 2013 Direct Fund, LP 1,760,531 shares held by Adams Street 2014 Direct Fund LP, 1,351,405 shares held by Adams Street 2015 Direct Venture/Growth Fund LP, 1,344,361 shares held by Adams Street 2016 Direct Venture/Growth Fund LP and 3,924,594 shares held by Adams Street Venture/Growth Fund VI LP. Adams Street Partners, LLC is the managing member of the general partner or the managing member of the general partner of the general partner of each of these entities and may be deemed to beneficially own the shares held by them.
(2)	Based on 58,580,796 shares outstanding as of October 17, 2017.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2007 Direct Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,371,271
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,371,271
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,271
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 58,580,796 shares outstanding as of October 17, 2017.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2008 Direct Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,927,144
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,927,144
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,927,144
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 58,580,796 shares outstanding as of October 17, 2017.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2009 Direct Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,316,925
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,316,925
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,316,925
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 58,580,796 shares outstanding as of October 17, 2017.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2013 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,294,343
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,294,343
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,294,343
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 58,580,796 shares outstanding as of October 17, 2017.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2014 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,760,531
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,760,531
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,760,531
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 58,580,796 shares outstanding as of October 17, 2017.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2015 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,351,405
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,351,405
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,405
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 58,580,796 shares outstanding as of October 17, 2017.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2016 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,334,361
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,334,361
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,334,361
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 58,580,796 shares outstanding as of October 17, 2017.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street Venture/Growth Fund VI LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,924,594
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,924,594
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,924,594
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 58,580,796 shares outstanding as of October 17, 2017.

ITEM 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share, in Rimini Street Inc., a Delaware corporation (“Rimini” or “Issuer”). The address of the principal executive offices of Rimini is 3993 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada.

ITEM 2.	Identity and Background.

(a) This Schedule 13D is being jointly filed by Adams Street Partners, LLC, Adams Street 2007 Direct Fund, L.P., Adams Street 2008 Direct Fund, L.P., Adams Street 2009 Direct Fund, L.P., Adams Street 2013 Direct Fund LP, Adams Street 2014 Direct Fund LP, Adams Street 2015 Direct Venture/Growth Fund LP, Adams Street 2016 Direct Venture/Growth Fund LP and Adams Street Venture/Growth Fund VI LP (collectively, the “Reporting Persons”). Adams Street Partners, LLC is the managing member of the general partner or the managing member of the general partner of the general partner of each of these entities and may be deemed to beneficially own the shares held by them.

(b) The address of the principal offices of each of the filing entities is One North Wacker Drive, Suite 2300, Chicago, Illinois, 60606.

(c) The principal occupation of each of the persons set for on Schedule I hereto is the venture capital and growth equity investment business. The information set forth in Schedule I hereto is incorporated herein by reference.

(d) None of the Reporting Persons have, and to the best of each Reporting Person’s knowledge, during the last five years, each of the Reporting Persons has not, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, and to the best of each Reporting Person’s knowledge, during the last five years, each of the Reporting Persons has not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the Reporting Person is a United States citizen.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On October 10, 2017, GP Investments Acquisition Corp., a Cayman Islands exempted company (“GPIA”), deregistered as an exempted company in the Cayman Islands and domesticated as a corporation incorporated under the laws of the State of Delaware. Also on October 10, 2017, Let’s Go Acquisition Corp., a wholly-owned subsidiary of GPIA (“Let’s Go”), merged with and into Rimini Street, Inc. (“RSI”), a corporation incorporated in Nevada in September 2005, with RSI surviving the merger (the “first merger”), with the surviving corporation then merging with and into GPIA, with GPIA surviving the merger (the “second merger” and, together with the first merger, the “mergers”). Immediately after consummation of the second merger, GPIA was renamed “Rimini Street Inc.” (“RMNI”) and as of the open of trading on October 11, 2017, the common stock, warrants and units of RMNI began trading on the NASDAQ Capital Market as “RMNI”, “RMNIW” and “RMNIU”, respectively.

On May 16, 2017, GPIA, Let’s Go, RSI, and, solely in his capacity as the initial Holder Representative (as defined in the Merger Agreement) for the limited purposes set forth therein, the person specified as such in the Merger Agreement (the “Holder Representative”) entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), as amended by Amendment No. 1 thereto, dated June 30, 2017 (“Amendment No. 1”).

On October 10, 2017, pursuant to the Merger Agreement, and following the domestication of GPIA as a corporation incorporated in the State of Delaware on even date, Let’s Go merged with and into RSI, with RSI as the surviving corporation. The surviving corporation from the first merger subsequently merged with and into GPIA on October 10, 2017, with GPIA being the surviving corporation and renamed “Rimini Street Inc.” immediately after consummation of the second merger. On the effective date of the domestication, each issued and outstanding ordinary share, par value $0.0001 per share, of GPIA prior to its domestication converted automatically by operation of law, on a one-for-one basis, into shares of common stock, par value $0.0001 per share (the “Company Shares”), of the Company after its domestication as a corporation incorporated in the State of Delaware, as renamed “Rimini Street Inc.” In connection with the mergers, all shares of Series B Preferred Stock, Series C Preferred Stock and common stock warrants of RSI held by the Reporting Persons were converted into shares of common stock of RMNI pursuant to the terms of the Merger Agreement.

In connection with the RSI’s issuance of Series B Preferred Stock in June 2009, the Reporting Persons acquired 2,569,704 shares of Series B Preferred Stock at a purchase price of $3.8915 per share.

In connection with RSI’s issuance of Series C Preferred Stock in October 2016, the Reporting Persons acquired 56,441,036 shares of Series C Preferred Stock at a purchase price of $0.1772 per share.

In October 2017 the Reporting Persons acquired 497,018 shares of the common stock of GPIA in an open market purchase at a price of $10.06 per share.

ITEM 4.	Purpose of the Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 58,580,796 shares of Common Stock outstanding as of October 17, 2017.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of the Reporting Persons, the general partner and limited partners of the reporting persons may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entities of which they are a partner.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons intend to enter into an agreement with the Issuer to grant the Reporting Persons rights of first refusal to purchase their pro rata portion of any new securities that may be issued by the Company for a term of five years.

ITEM 7.	Material to Be Filed as Exhibits.

EXHIBIT A	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 16, 2017.

EXHIBIT B	Agreement and Plan of Merger dated as of May 16, 2017 and Amendment No. 1 thereto, dated as of June 30, 2017, incorporated by reference to Annex A and Annex B to the joint proxy statement/prospectus filed with the SEC dated as of September 8, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2017

ADAMS STREET 2007 DIRECT FUND, L.P.

By: ASP 2007 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Robin Murray
Name:	Robin Murray
Title:	Partner

ADAMS STREET 2008 DIRECT FUND, L.P.

By: ASP 2008 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Robin Murray
Name:	Robin Murray
Title:	Partner

ADAMS STREET 2009 DIRECT FUND, L.P.

By: ASP 2009 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Robin Murray
Name:	Robin Murray
Title:	Partner

ADAMS STREET 2013 DIRECT FUND LP

By: ASP 2013 Direct Management, LP, its General Partner

By: ASP 2013 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Robin Murray
Name:	Robin Murray
Title:	Partner

ADAMS STREET 2014 DIRECT FUND LP

By: ASP 2014 Direct Management, LP, its General Partner

By: ASP 2014 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Robin Murray
Name:	Robin Murray
Title:	Partner

ADAMS STREET 2015 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2015 Direct Management, LP, its General Partner

By: ASP 2015 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Robin Murray
Name:	Robin Murray
Title:	Partner

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2016 Direct Management, LP, its General Partner

By: ASP 2016 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Robin Murray
Name:	Robin Murray
Title:	Partner

ADAMS STREET VENTURE/GROWTH FUND VI, LP

By: ASP VG Management VI LP, its General Partner

By: ASP VG Management VI LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Robin Murray
Name:	Robin Murray
Title:	Partner

SCHEDULE I

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	CITIZENSHIP
Thomas S. Bremmer	Partner, Adams Street Partners, LLC	USA
Jeffrey T. Diehl	Partner, Adams Street Partners, LLC	USA
Elisha P. Gould	Partner, Adams Street Partners, LLC	USA
Robin Murray	Partner, Adams Street Partners, LLC	USA
Fred Wang	Partner, Adams Street Partners, LLC	USA
Michael R. Zappert	Partner, Adams Street Partners, LLC	USA